Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

May 27, 2010
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Emmis Communications Corporation
Issuer Tender Offer Statement on Schedule TO and Schedule 13E-3
Ladies and Gentlemen:
     On behalf of our client, Emmis Communications Corporation, a corporation organized under the laws of Indiana (“Emmis”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a combined tender offer statement on Schedule TO and Rule 13e-3 transaction statement (collectively the “Schedule TO/13E-3”) with respect to an issuer tender offer and going private transaction, relating to the offer by Emmis to issue up to $84,275,100 principal amount of new 12% PIK Senior Subordinated Notes due 2017, in exchange for all of the outstanding 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, in an offering that is exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9) thereof. The Proxy Statement/Offer to Exchange that is contained in the Schedule TO/13E-3 has also been filed as a preliminary proxy statement on Schedule 14A. The tender offer has not been commenced.
     Emmis has informed us that the filing fee in the amount of $4,906 was wired to the Commission’s account at U.S. Bank, N.A.
     Should you have any questions regarding the Schedule TO/13E-3, please feel free to contact me at (212) 373-3052.

Very truly yours,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Jeffery H. Smulyan J. Scott Enright Emmis Communications Corporation